UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 9, 2018

ANTERO MIDSTREAM PARTNERS LP

(Exact name of registrant as specified in its charter)

Delaware	001-36719	46-4109058
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1615 Wynkoop Street

Denver, Colorado 80202

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (303) 357-7310

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01                   Regulation FD

On October 9, 2018, Antero Midstream Partners LP (“Antero Midstream”) and Antero Midstream GP LP (“AMGP”) issued a press release announcing that they have entered into a definitive simplification agreement for AMGP to acquire all outstanding common unit representing limited partner interests in Antero Midstream (the “AM Common Units”), both those held by the public and those held by Antero Resources Corporation (“Antero Resources”).  The combined entity will be renamed Antero Midstream Corporation (“New AM”).  Under the terms of the agreement, the public unitholders of Antero Midstream will be entitled to receive a combination of $3.415 in cash and 1.635 shares of New AM stock per AM Common Unit.  Antero Resources will be entitled to receive a combination of $3.00 in cash and 1.6023 shares of New AM stock for each AM Common Unit.  All public unitholders of Antero Midstream will be entitled to elect to receive their merger consideration in all cash, all stock, or a combination of cash and stock, and Antero Resources will have the ability to elect to take a larger portion of its merger consideration in cash if the public unitholders of Antero Midstream disproportionately elect to receive stock consideration, subject in each case to pro ration to ensure that the aggregate amount of cash consideration paid to all AM unitholders equals approximately $598 million. The full text of the press release is included as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

Antero Midstream has posted to its corporate website an investor presentation related to the transactions contemplated by the simplification agreement, which is included as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

The information in this Item 7.01 (including the exhibits) shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act or the Exchange Act.

Item 8.01 Other Events.

To the extent required by law, the information included in Item 7.01 of this Form 8-K is incorporated into this Item 8.01.

NO OFFER OR SOLICITATION

This Current Report relates to a proposed business combination transaction (the “Transaction”) between Antero Midstream and AMGP. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

In connection with the Transaction, AMGP will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement of Antero Midstream and AMGP and a prospectus of AMGP. The Transaction will be submitted to Antero Midstream’s unitholders and AMGP’s shareholders for their consideration. Antero Midstream and AMGP may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the shareholders of AMGP and unitholders of Antero Midstream. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that AMGP or Antero Midstream may file with the SEC or send to shareholders of AMGP or unitholders of Antero Midstream in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF ANTERO MIDSTREAM AND AMGP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by AMGP or Antero Midstream through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Antero Midstream will be made available free of charge on Antero Midstream’s website at http://investors.anteromidstream.com/investor-relations/AM, under the heading “SEC Filings,” or by directing a request to Investor Relations, Antero Midstream Partners LP, 1615 Wynkoop Street, Denver, Colorado 75219, Tel. No. (303) 357-7310. Copies of documents filed with the SEC by AMGP will be made available free of charge on AMGP’s website at http://investors.anteromidstreamgp.com/Investor-Relations/AMGP or by directing a request to Investor Relations, Antero Midstream GP LP, 1615 Wynkoop Street, Denver, Colorado 75219, Tel. No. (303) 357-7310.

PARTICIPANTS IN THE SOLICITATION

AMGP, Antero Midstream, Antero Resources and the directors and executive officers of AMGP and Antero Midstream’s respective general partners and of Antero Resources may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding the directors and executive officers of Antero Midstream’s general partner is contained in Antero Midstream’s 2018 Annual Report on Form 10-K filed with the SEC on February 13, 2018, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Antero Midstream’s website at http://www.anteromidstream.com. Information regarding the executive officers and directors of AMGP’s general partner is contained in AMGP’s 2018 Annual Report on Form 10-K filed with the SEC on February 13, 2018 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing the AMGP’s website at http://www.anteromidstream.com. Information regarding the executive officers and directors of Antero Resources is contained in Antero Resources 2018 Annual Report on Form 10-K filed with the SEC on February 13, 2018 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing the AMGP’s website at http:// www.anteroresources.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

FORWARD LOOKING STATEMENTS

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this Current Report that address activities, events or developments that AMGP or Antero Midstream expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the company and its operations following the Transaction, integration and transition plans, anticipated cost savings, tax benefits and synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this Current Report. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the simplification agreement, the possibility that shareholders of AMGP and unitholders of Antero Midstream may not approve the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of AMGP’s common shares or AM Common Units, the risk that the Transaction and its announcement could have an adverse effect on the ability of AMGP and Antero Midstream to retain and hire key personnel, on the ability of Antero Midstream to attract third-party customers and maintain its relationships with joint venture counterparties and on Antero Midstream’s operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully simplifying the structure, management and accounting of the companies, which may result in the companies not operating as effectively and efficiently as expected following the Transaction, the risk that the parties may be unable to achieve the anticipated cost savings, tax benefits or any other synergies from the Transaction or that it may take longer than expected to achieve those savings, benefits and synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond AMGP’s or Antero Midstream’s control, including those detailed in AMGP’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http:// http://www.anteromidstream.com and on the SEC’s website at http://www.sec.gov, and those detailed in Antero Midstream’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Antero Midstream’s website at http:// http://www.anteromidstream.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that AMGP or Antero Midstream believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and AMGP and Antero Midstream undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 9.01.                                                  Financial Statements and Exhibits

(d)                                           Exhibits.

EXHIBIT	DESCRIPTION
99.1	Antero Midstream GP LP and Antero Midstream Partners LP press release dated October 9, 2018.

99.2	Investor Presentation dated October 9, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANTERO MIDSTREAM PARTNERS LP

By:	Antero Midstream Partners GP LLC,
its general partner

By:	/s/ Glen C. Warren, Jr.
Glen C. Warren, Jr.
President and Secretary

Dated: October 9, 2018